FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Announces Passing of Chairman Paul J. Murphy

Toronto, Ontario (December 16, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) is deeply saddened to announce the passing of Paul J. Murphy, a Board member for over 14 years and Chairman for the past nine years.
Mr. Murphy joined Alamos as a Director in 2010 and served as Chair of the Board since 2015, overseeing a period of transformative growth for the Company. He was a Partner of PricewaterhouseCoopers from 1981 to 2010 including serving as National Mining Leader from 2004 to 2010. Throughout his career, Mr. Murphy worked primarily in the resource sector, with a client list that included major international oil and gas and mining companies.
"Paul was a beloved member of the Alamos family. He played an instrumental role in transforming Alamos from a single asset producer into the diversified, intermediate gold company it is today. His leadership, guidance and support over the years are beyond measure. Paul was not only a mentor and business leader, but I was very fortunate to consider him a cherished friend. The entire team at Alamos would like to express its deepest condolences to his family, friends and business partners,” said John A. McCluskey, President and Chief Executive Officer.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

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